AB 3/29/06

KD 4/14

SECURITIES [AND EXCHANGE COMMISSION]
W[ASHINGTON, D.C.]

06007024

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2006
WASH, D.C.
199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M.N. Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

252 Wall Street
(No. and Street)

Kingston (City) New York (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L. Melamed CPA PC
(Name – *if individual, state last, first, middle name*)

PO Box 505 (Address) Kerhonkson (City) New York (State) 12446 (Zip Code)

PROCESSED
JUN 13 2006 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KD 6/12

OATH OR AFFIRMATION

I, Richard M. Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M.N. Securities Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shareholder has $5000 in customer account. This money remains there in order to insure no bank fees.

CLEANTE J. GRAY
Notary Public-State of New York
No. 01GR5076671
Qualified In Ulster County
My Commission Expires April 28, 2007

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 11, 2006

R. Securities, Inc.M.N.
D/B/A/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2005 and the related statements of revenue, expenses, changes in retained earnings, changes in stockholders' equity, computation of net capital, and statement of cash flows for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. No material differences exist between the audited and non-audited computation of net capital. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

During the course of the audit for the period ending December 31, 2005 an examination of the internal controls revealed other employees present in the company. However, I found that no one other than you has any access to any mail, checks, bank statements or other financial data that would cause an adverse opinion on the audited financial statements. I find that no material inadequacies exist.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2005 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

RMN Securities, Inc.
d/b/a/ Senate Securities
Balance Sheet
December 31, 2005

Assets

Current assets		
Cash	138,148	
Accounts receivable	10,232	
Total Current assets		$ 148,380
Property plant and equipment		
Furniture and fixtures	28,651	
Less: accumulated depreciation	(28,651)	
Total Property plant and equipment		-0-
Total Assets		$ 148,380

Liabilities and Stockholders Equity

Current liabilities		
Accounts payable - trade	1,942	
Payroll taxes payable	1,363	
Total Current liabilities		$ 3,305
Stockholders Equity		
Common stock	1,000	
Additional paid in capital	82,612	
Retained earnings	61,463	
Total Stockholders Equity		145,075
Total Liabilities and Stockholders Equity		$ 148,380

RMN Securities, Inc.
d/b/a/ Senate Securities
Statement of Income (Loss) and Retained Earnings
For the period ending December 31, 2005

Operating revenue		
Sales	293,070	
		$ 293,070
Operating expenses		
Advertising	7,709	
Auto and truck expenses	2,003	
Insurance	22,095	
Legal and accounting	1,325	
Office expenses	2,791	
Officer salaries	35,000	
Other expenses	195,643	
Other taxes	100	
Payroll taxes	2,904	
Rental expenses	19,585	
Repairs and maintenance	1,040	
Travel expenses	1,684	
Telephone	6,056	
Total Operating expenses		297,935
Net income/(loss)		(4,865)
Retained earnings, beginning		66,328
Retained earnings, ending		$ 61,463

RMN Securities, Inc.
d/b/a/ Senate Securities
Statement of Cash Flows
For the period ending December 31, 2005

Cash flows from operating activities:	
Net income/(loss)	$ (4,867)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operations:	
Decrease/(increase) in accounts receivable	12,145
Increase/(decrease) in accounts payable	(15,606)
Increase/(decrease) in payroll taxes payable	194
Net cash provided by (used in) operating activities	(8,134)
Net Increase(Decrease) in Cash	(8,134)
Cash at Beginning of Period	146,282
Cash at End of Period	$ 138,148

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2005

Retained Earnings 1/1/05	$ 66,329
Loss for 2004	(4,866)
Retained Earnings 12/31/05	61,463
Common Stock	1,000
Paid-in-Capital	82,612
Total Stockholders' Equity 12/31/05	$ 145,075

See Accountant's Report

Net Capital Computation
R.M.N. Securities, Inc.
D/B/A Senate Securities
12/31/2005

1)	Ownership Equity		$ 145,075
2)	Total From Below		
3)	Additional Charges – Excess Clearing Deposit		
4)	Haircut	2,902	
5)	Total Deductions		2,902
6)	Tentative Net Capital		$ 142,173

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2005

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

The company reports on the accrual method of accounting.

2. Depreciation

The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).